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                                                                    EXHIBIT 99.1

EIMO OYJ STOCK EXCHANGE RELEASE 15.4.2002 AT 13.30   1(1)

AN ERROR IN STOCK EXCHANGE RELEASE

A minor error was noticed on Eimo's stock exchange release published today at
12.30. The dividends to be paid total EUR 2,609,120.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:

Sirkka Jantola, Corporate Communications    +358-50-570 0409


DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release may include statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).